September 21, 2012	American Safety Insurance Holdings, Ltd. Boyle Building, 2nd Floor 31 Queen Street Hamilton HM 11, Bermuda
Tel: 441.296.8560 Fax: 441.296.8561
www.aslh.bm
Mr. Frank Wyman Staff Accountant Division of Corporate Finance United States Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549

Re:	American Safety Insurance Holdings, Ltd. (the “Company”)
Form 10-K for fiscal year ended December 31, 2012
File No. 001-14795

Dear Mr. Wyman:

On behalf of American Safety Insurance Holdings, Ltd., I acknowledge receipt of the Staff’s letter of September 20, 2012 to Mr. Steven Crim, President and Chief Executive Officer of American Safety Insurance Holdings, Ltd. (the “Company”). Your letter asks that the Company respond to the comments concerning the Company’s Form 10-K for its fiscal year ended December 31, 2012 within 10 business days from the date of your letter, or October 4, 2012.

The Company has reviewed the Staff’s comments and preliminarily determined the information that will be necessary in order for the Company to respond fully. This will require additional time and effort and, accordingly, the Company respectfully requests that it be granted an extension of the time in which to file its response until October 15, 2012.

In the course of preparing the Company’s response, questions for the Staff may arise. The Company will contact you in that event in an attempt to ensure that its communications are complete and responsive to the Staff’s concerns.

The Company appreciates the Staff’s consideration of its request for an extension and we look forward to hearing from you.

American Safety Insurance Holdings, Ltd.

By:
Randolph L. Hutto, General Counsel

Cc:	Steven R. Crim
Mark W. Haushill